Filed pursuant to 424(b)(3)
Registration No. 333-140354

[Date]

Re: Capital Lease Funding, Inc. Dividend Reinvestment and Stock Purchase Plan

Dear Stockholder:

Capital Lease Funding, Inc. (CapLease) is pleased to announce the adoption of a dividend reinvestment and direct stock purchase plan. The plan allows interested stockholders to reinvest all or a portion of their cash dividends in shares of CapLease common stock and to make monthly purchases of CapLease common stock generally up to a maximum of $10,000 (unless a higher amount is approved by CapLease in its sole discretion).

By participating in the plan, you will be able to purchase shares of CapLease common stock without paying brokerage commissions or service fees and you may be entitled to purchase shares at a discount from the prevailing market price.

You should read the enclosed plan document in its entirety before deciding to invest in our common stock through the plan. You will also need to complete the enclosed enrollment application to participate in the plan. Our plan will be administered by our transfer agent, American Stock Transfer & Trust Company, and if you have any questions about the plan, you can reach them toll free at (866) 706-0513.

We are excited to offer you this opportunity to participate in this new plan.

Sincerely,

Enclosures

PROSPECTUS

CAPITAL LEASE FUNDING, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

5,000,000 Shares of Common Stock

The dividend reinvestment and stock purchase plan of Capital Lease Funding, Inc. provides an economical and convenient way for current stockholders and other interested new investors to invest in our common stock. Through participation in the plan, you will have the opportunity to:

•	Reinvest cash dividends paid on your shares of common stock in additional shares of common stock.

•	Make optional cash payments of $100 to $10,000 per month to purchase common stock.

•	Make automatic monthly investments of $100 to $10,000 by authorizing automatic deductions from your banking or checking accounts to purchase shares of common stock.

•	In some instances, subject to our approval, make optional cash payments in excess of $10,000 to purchase common stock, at a discount of 0% to 5% as we determine in our sole discretion.

At the time of this prospectus, we are offering a discount of 2% on the purchase of shares of common stock directly from us through the plan, other than in connection with cash investments in excess of $10,000 or initial investments to begin participation in the plan. The discount is from the average of the daily high and low sales prices on the New York Stock Exchange on the five trading days immediately preceding the applicable investment date, but may not exceed 5% of the average of the high and low sales prices on the applicable investment date. We reserve the right to reduce or discontinue this discount at any time.

Our shares of common stock are quoted on the New York Stock Exchange under the symbol “LSE.” On January 30, 2007, the closing sales price of our common stock as reported on the New York Stock Exchange was $11.20 per share.

Investing in our common stock involves risks. You should read carefully the risk factors described in our Securities and Exchange Commission filings, including our annual report on Form 10-K, before investing in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 8, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If the Commission’s rules and regulations require that a contract or document be filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement for a complete description. You should rely only on the information in our prospectus and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in our prospectus or any incorporated document is accurate as of any date other than the date of the document.

References to “we,” “us” or “our” refer to Capital Lease Funding, Inc. and its direct or indirect majority-owned subsidiaries, unless the context otherwise requires.

i

SUMMARY OF THE PLAN

The following summary of our dividend reinvestment and stock purchase plan may omit information that may be important to you. You should carefully read the entire text of the plan contained in this prospectus before you decide to participate in the plan.

Participation:	Participation in the plan allows you to purchase our common stock, in some cases, at a discount from the market price of the stock.

Enrollment if You Own Shares of Stock:
You can participate in the plan if you currently own our common stock by submitting a completed authorization form to the plan’s administrator, American Stock Transfer & Trust Company. You may obtain an authorization form from the plan administrator or by completing the enrollment procedures specified on the website of the plan administrator at www.amstock.com. You may participate directly in the plan only if you hold common stock in your own name. If you hold shares through a brokerage or other custodial account, you may arrange to have your broker or other custodian participate on your behalf.

Initial Investment if You Do Not Own Shares of Stock:
If you do not own any common stock, you can participate in the plan by making an initial investment in shares of common stock through the plan, with a minimum initial investment of $100 and without paying fees. There is no discount on the initial investment.

Reinvestment of Dividends:
You can reinvest your cash dividends on some or all of your common stock. You will be able to purchase additional shares of common stock by reinvesting your dividends without paying fees and, currently, receive a discount equal to 2% for the common stock purchased directly from us with reinvested dividends. (See “Purchase Price” below.) Stock purchased under the plan will be purchased on the “investment date” in each month. The investment date for stock purchased pursuant to dividend reinvestments generally will be the quarterly dividend payment date declared by our Board of Directors. To commence dividend reinvestments for any particular quarterly dividend, the plan administrator must receive a completed authorization form by the record date for such quarterly dividend. We may eliminate this discount or offer a discount of up to 5% of the average of the high and low sales prices of the common stock on the applicable investment date.

Optional Cash Payments:
After you enroll in the plan, you can buy common stock without paying fees and, currently, at a 2% discount on shares purchased directly from us. You can invest a minimum of $100 to a maximum of $10,000 in any one month. The investment date for stock acquired pursuant to optional cash payments will generally be the 15th of each month or, if such date is not a business day, the first business day thereafter. The deadline for submitting optional cash payments is two (2) business days before the relevant investment date. Payment may be by check or money order. We may eliminate this discount or offer a discount of up to 5% of the average of the high and low sales prices of the common stock on the applicable investment date.

Waivers of Maximum Monthly Limit on Optional Cash Payments:
Under some circumstances, we may approve a written request to waive the $10,000 per month limit on optional cash payments. These requests must be submitted to us by facsimile at least three (3) business days prior to the first day of the applicable five-day pricing period (i.e., eight (8) business days before the relevant investment date). If we grant the waiver, you must submit our written waiver along with payment no later than the close of business on the last business day immediately preceding the first day of the pricing period.

Source of Shares:
The administrator of the plan will purchase common stock in one of the following ways: (i) directly from us as newly issued common stock, or (ii) from parties other than us, either in the open market or in privately negotiated transactions. We are not required to provide any written notice to you as to the source of the common stock to be purchased under the plan.

Purchase Price:
The purchase price of common stock under the plan depends on whether we issue new shares of common stock to you or the plan administrator obtains your shares of common stock by purchasing them in the open market, and whether any discount is being offered by us at the time of the applicable common stock purchase.

Reinvested Dividends and Optional Cash Payments of $10,000 or Less:
Purchased from Us: With respect to reinvested dividends and optional cash payments of $10,000 or less, we are currently offering a 2% discount off of the market price as determined below, but that discount may not exceed 5% of the average of the high and low sales prices on the applicable investment date. As such, currently, the purchase price for common stock that the plan administrator purchases directly from us generally will be 98% of the market price of the common stock. For purposes of the plan, the market price of the common stock equals the average of the daily high and low sales prices of our common stock on the New York Stock Exchange on the five (5) trading days immediately preceding the relevant investment date (the “Market Price”). The discount from the Market Price for common stock that the plan administrator purchases directly from us may be changed or eliminated by us from time to time, provided that in no event will the discount exceed 5% of the average of the high and low sales prices on the applicable investment date. If you are a participant in the plan, you will be provided with at least thirty (30) days’ prior written notice of any change in this discount.

Purchased from Parties Other than Us: The purchase price for common stock that the plan administrator purchases from parties other than us, either in the open market or in privately negotiated transactions, will be 100% of the average price per share actually paid by the plan administrator, excluding any brokerage commissions. We currently do not offer a discount on common stock purchased from parties other than us.

Optional Cash Payments Greater than $10,000:
Purchased from Us: The purchase price for common stock that the plan administrator purchases directly from us will be the Market Price of the common stock, less any discount that we may elect to offer in connection with a waiver of the $10,000 per month limit, provided that in no event will the discount exceed 5% of the average of the high and low sales prices on the applicable investment date. The Market Price for optional cash payments in excess of $10,000 is determined in the same manner as for optional cash payments of less than $10,000, except that we may set a minimum amount as the lowest Market Price in connection with any purchase with optional cash payments exceeding $10,000 in any month. We will set the minimum price and the applicable discount, if any, at least four (4) business days before the first day of the applicable pricing period. Written notice of the minimum price and the applicable discount at any time will not be provided to you. You must call our Investor Relations department at 212-217-6393 to obtain the minimum price and applicable discount, if any.

Purchased from Parties Other than Us: The purchase price for common stock that the plan administrator purchases from parties other than us, either in the open market or in privately negotiated transactions, will be 100% of the average price per share actually paid by the plan administrator, excluding any brokerage commissions.

Tracking Your Investment:
You will receive periodic statements of the transactions made in your plan account. These statements will provide you with details of the transactions and will indicate the share balance in your plan account.

Administration and Plan Administrator:
American Stock Transfer & Trust Company, which became our transfer agent in February 2006, initially will serve as the plan administrator of the plan. You should send all transaction requests to the administrator at:

American Stock Transfer & Trust Company
Wall Street Station
P.O. Box 922
New York, New York 10269-0560

You should send all correspondence to the administrator at:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Please mention Capital Lease Funding, Inc. and this plan in all correspondence. In addition, you may call the plan administrator at 866-706-0513 or contact the plan administrator via the Internet at www.amstock.com.

You may also request that any or all shares held in the plan be sold by the plan administrator on your behalf for a nominal fee. This fee, any brokerage costs and any applicable stock transfer taxes on the sale of such shares all will be deducted by the plan administrator, and the balance will be sent to you.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements contained in our filings with the Securities and Exchange Commission and in our press releases and webcasts. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “strategy,” “will” and other words of similar meaning. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are hereby identifying important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by or on our behalf. Such factors include, but are not limited to:

•	our ability to close the investments we currently have under due diligence on acceptable terms;

•	our ability to make additional investments in a timely manner or on acceptable terms;

•	our ability to obtain long-term financing for our asset investments at the spread levels we project when we invest in the asset;

•	adverse changes in the financial condition of the tenants underlying our investments;

•	increases in our financing costs, our general and administrative costs and/or our property expenses;

•	changes in our industry, the industries of our tenants, interest rates or the general economy;

•	the success of our hedging strategy;

•	our ability to raise additional capital;

•	impairments in the value of the collateral underlying our investments; and

•	the degree and nature of our competition.

In addition, we may be required to defer revenue recognition on real properties we acquire if the property is under construction or is not yet ready for occupancy.

These risks and uncertainties should be considered in evaluating any forward-looking statement we may make from time to time. Any forward-looking statement speaks only as of its date. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date made.

ABOUT CAPITAL LEASE FUNDING, INC.

We are a diversified real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. We focus on properties that are subject to a net lease, or a lease that requires the tenant to pay all or substantially all expenses normally associated with the ownership of the property (such as utilities, taxes, insurance and routine maintenance) during the lease term. We also continue to be opportunistic and have made and expect to continue to make investments in single tenant properties where the owner has exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

Our primary business objective is to generate stable, long-term and attractive returns based on the spread between the yields generated by our assets and the cost of financing our portfolio. We invest at all levels of the capital structure of net lease or other single tenant properties, including equity investments in real estate (owned real properties), debt investments (mortgage loans and net lease mortgage backed securities) and mezzanine investments secured by net leased or other single tenant real estate collateral.

Our address and phone number are Capital Lease Funding, Inc., 1065 Avenue of the Americas, New York, New York 10018, (212) 217-6300.

USE OF PROCEEDS

We will receive proceeds from the sale of common stock that the plan administrator purchases directly from us. We will not receive proceeds from the sale of common stock that the plan administrator purchases in the open market or in privately negotiated transactions. We intend to use the net proceeds from our sale of common stock that the plan administrator purchases directly from us for future asset investments, repayment of debt and general corporate purposes. We cannot estimate either the number of shares of common stock or the prices of the shares that we will sell in connection with the plan.

TERMS AND CONDITIONS OF THE PLAN

The following questions and answers explain and constitute our Dividend Reinvestment and Stock Purchase Plan, which we refer to as the “plan,” as in effect beginning February 8, 2007. If you decide not to participate in the plan, you will receive cash dividends, as declared and paid in the usual manner.

PURPOSE

1.	What is the purpose of the plan?

The primary purpose of the plan is to provide current stockholders and interested new investors with an economical and convenient way to increase their investment in Capital Lease Funding. Current stockholders are permitted to invest cash dividends in common stock without paying any brokerage commission or service charge and, at certain times, at a discount from the Market Price. See Question 15 with respect to the purchase price for shares purchased under the plan. Current stockholders and new investors also may invest optional cash payments in common stock without paying any brokerage commission or service charge and, if permitted by us in our sole discretion, at a discount.

We may also use the plan to raise additional capital through the sale each month of a portion of the shares available for issuance under the plan to purchasers of shares (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. These sales will be made through our ability to waive limitations on the maximum amount of any optional cash payments.

The plan is primarily intended for the benefit of long-term investors, and not for the benefit of individuals or institutions which engage in short-term trading activities that could cause aberrations in the overall trading volume of our common stock. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the Market Price for common stock acquired through the reinvestment of dividends under the plan. These transactions may cause fluctuations in the trading volume of our common stock. We reserve the right to modify, suspend or terminate participation in this plan by otherwise eligible holders of common stock in order to eliminate practices which are not consistent with the purposes of the plan.

OPTIONS AVAILABLE TO PARTICIPANTS

Information on how to participate in the plan is set forth in Questions 5 through 13.

2.	What are my investment options under the plan?

Once enrolled in the plan, you may purchase common stock through the following investment options:

Dividend Reinvestment Program. Current holders of common stock and interested new investors that are not currently stockholders and who agree to make an initial investment in common stock, may elect to have all, a portion or none of their cash dividends paid on their common stock automatically reinvested in common stock through the dividend reinvestment program. Cash dividends are paid on common stock when and as declared by our Board of Directors, generally on a quarterly basis. Subject to the availability of common stock registered for issuance under the plan, there is no limitation on the amount of dividends you may reinvest under the dividend reinvestment program.

Stock Purchase Program. Each month, current holders of common stock, and interested new investors that are not currently stockholders and who agree to make an initial investment in common stock, may elect to invest optional cash payments in common stock, subject to a minimum monthly optional cash purchase limit of $100 and a maximum monthly optional cash purchase limit of $10,000. You may elect to make optional cash payments through automatic deductions from your banking or checking accounts. We may, at our discretion, waive the maximum limit upon your written request. See Question 20 to learn how to request a waiver. You may make optional cash payments each month even if dividends on your shares are not being reinvested and even if a dividend has not been declared. You may, but are not required to, enroll any common stock purchased through the plan into the dividend reinvestment program. (To designate these shares for participation in the dividend reinvestment program, make the appropriate election on the authorization form described in Question 12.)

3.	How can I change my investment options?

You may change your investment options at any time by requesting a new authorization form and returning it to the plan administrator at the address set forth in Question 7. Any authorization form which is returned to the plan administrator to change your investment options will be effective in accordance with the schedule described in Question 11.

ADVANTAGES AND DISADVANTAGES

4.	What are the advantages and disadvantages of the plan?

Before deciding whether to participate in the plan, you should consider the following advantages and disadvantages of the plan.

Advantages.

•
The plan provides you with the opportunity to reinvest cash dividends paid on all or a portion of your common stock toward the purchase of additional common stock. Dividend reinvestments made directly through us are eligible for a discount of up to 5% from the average of the high and low sales prices on the applicable investment date (currently the discount is 2% of the Market Price).

•
The plan provides you with the opportunity to make monthly investments of optional cash payments, subject to a minimum of $100 of optional cash and a maximum of $10,000 of optional cash (unless the maximum limit is waived by us), for the purchase of common stock. In addition, you have the flexibility to make these optional cash investments on a regular or occasional basis at your option. Optional cash payments made directly through us are eligible for a discount of up to 5% from the average of the high and low sales prices on the applicable investment date (currently the discount is 2% of the Market Price).

•
There are no costs associated with the plan that you must pay, except for certain costs if you decide to sell common stock you purchased through the plan (see Question 26 for a description of these costs). You will not pay brokerage commissions or service fees to purchase common stock through the plan or to terminate your account.

•
As noted above, you will have the convenience of having all or a portion of your cash dividends automatically reinvested in additional common stock. In addition, since the plan administrator will credit fractional common stock to your plan account, you will receive full investment of your dividends. (See Questions 16 and 23.)

•
You will have the option of having your stock certificates held for safekeeping by the plan administrator for a one-time charge of $7.50, insuring your protection against loss, theft or destruction of the certificates representing your common stock.

•	You will simplify your record keeping by receiving periodic statements which will reflect all current activity in your plan account, including purchases, sales and latest balances. (See Question 22.)

•
At any time, you may direct the plan administrator to sell or transfer all or a portion of the common stock held in your plan account. Sales of common stock credited to your plan account may be sold as often as daily but at least within five (5) business days of receipt. (See Question 26.)

Disadvantages.

•
No interest will be paid by us or the plan administrator on dividends or optional cash payments held pending reinvestment or investment. In addition, optional cash payments of less than $100 and that portion of any optional cash payment which exceeds the maximum monthly purchase limit of $10,000 (unless this upper limit has been waived), are subject to return to you without interest. Moreover, purchases above the $10,000 limit that have been granted a waiver will also be subject to return to you without interest in the event that the minimum price, if any (see Question 20), is not met.

•	You may not know the actual number of shares of common stock that you have purchased until after the investment date.

•
Although the treatment of dividend reinvestment programs is not entirely clear, it is expected that your participation in the dividend reinvestment program will result in your being treated, for federal income tax purposes, as having received a distribution equal to the fair market value (and not the Market Price, whether or not discounted) of the common stock on the date actually acquired from us. Because stockholders currently are provided a discount from the Market Price for our common stock when they acquire shares directly from us with reinvested cash dividends, the fair market value of the common stock received likely will exceed the amount of cash dividends that otherwise would be paid to you. Such distributions will be taxable as dividends to the extent of our earnings and profits. These dividends may give rise to a liability for the payment of income tax without providing you with the immediate cash to pay the tax when it becomes due.

•
Sales of common stock credited to your plan account will involve a nominal fee per transaction to be deducted from the proceeds of the sale by the plan administrator (if you request the plan administrator to make such sale), plus any brokerage commission and any applicable stock transfer taxes on the sales. (See Question 26.)

•
Because the purchase price for stock purchased directly from us under the plan is based on the sales price over the five (5) trading days prior to the investment date, it is possible that the actual purchase price you pay for common stock purchased under the plan may be higher than the amount for which the common stock could have been purchased in the open market on the investment date.

•	You cannot pledge common stock deposited in your plan account until the shares are withdrawn from the plan.

ADMINISTRATION AND PLAN ADMINISTRATOR

5.	Who administers the plan?

We have appointed American Stock Transfer & Trust Company to be the plan administrator.

6.	What are the responsibilities of the plan administrator?

The plan administrator’s responsibilities include:

•	administration of the plan;

•	acting as your agent;

•	keeping records of all plan accounts;

•	sending statements of activity to each participant;

•	purchasing and selling, on your behalf, all common stock under the plan; and

•	the performance of other duties relating to the plan.

Holding Shares. If you purchase shares through optional cash payments and do not choose to have the dividends that are paid with respect to these shares reinvested, you must indicate that the shares are not to be reinvested and request a stock certificate. The plan administrator will hold any shares you choose to enroll in the dividend reinvestment program and will register them in the plan administrator’s name (or that of its nominee) as your agent.

Receipt of Dividends. As record holder for the plan shares, the plan administrator will credit the dividends accrued on your plan shares as of the dividend record date to your plan account on the basis of whole or fractional plan shares held in such account and will automatically reinvest such dividends in additional common stock. Any remaining portion of cash dividends not designated for reinvestment will be sent to you.

Other Responsibilities. The plan administrator also acts as dividend disbursing agent, transfer agent and registrar for our common stock. If the plan administrator resigns or otherwise ceases to act as plan administrator, we will appoint a new plan administrator to administer the plan.

7.	How do I contact the plan administrator?

You should send all transaction requests to the administrator at:

American Stock Transfer & Trust Company
Wall Street Station
P.O. Box 922
New York, New York 10269-0560

You should send all correspondence to the administrator at:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Please mention Capital Lease Funding, Inc. and this plan in all correspondence. In addition, you may call the plan administrator at 866-706-0513 or contact the plan administrator via the Internet at www.amstock.com.

PARTICIPATION

For purposes of this section, responses are generally directed (a) to existing stockholders according to the method by which their shares are held, or (b) to investors who are not currently stockholders but would like to make an initial purchase of common stock to become a participant.

Existing stockholders are either “record owners” or “beneficial owners.” You are a record owner if you own common stock in your own name. You are a beneficial owner if you own common stock that is registered in a name other than your own name (for example, the shares are held in the name of a broker, bank or other nominee). A record owner may participate directly in the plan. If you are a beneficial owner, however, you will either have to become a record owner by having one or more shares transferred into your name or coordinate your participation through the broker, bank or other nominee in whose name your shares are held.

8.	Who is eligible to participate?

The following persons are eligible to participate in the plan:

Record Owners. All record owners (stockholders whose shares are held in their name on the records kept by our transfer agent) of common stock are eligible to participate directly in this plan.

Beneficial Owners. Beneficial owners (stockholders whose shares are held in the name of a broker, bank or other nominee on the records kept by our transfer agent) of common stock may participate in two ways. A beneficial owner may participate directly by becoming a record owner by having one or more shares transferred into his or her name from that of the applicable broker, bank or other nominee. Alternatively, a beneficial owner may seek to arrange with the broker, bank or other nominee that is the record owner of his or her shares to participate on the beneficial owner’s behalf.

Non-Stockholders. Individuals who do not presently own any common stock (as either a record owner or beneficial owner) may participate in the plan by making an initial cash purchase of common stock through the plan’s stock purchase program.

9.	Are there limitations on participation in the plan other than those described above?

Foreign Law Restrictions. You may not participate in the plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or reside. If you are a citizen or resident of a country other than the United States, you should confirm that by participating in the plan you will not violate local laws governing, among other things, taxes, currency and exchange controls, stock registration and foreign investments.

REIT Qualification Restrictions. In order for us to maintain our qualification as a REIT, not more than 50% in value of any class or series of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). We may terminate, by written notice at any time, any participant’s individual participation in the plan if such participation would be in violation of the restrictions contained in our Charter or Bylaws, as amended from time to time. These restrictions prohibit any stockholder, directly or indirectly, from beneficially owning more than 9.9% in value or in number, whichever is more restrictive, of our outstanding capital stock. Any attempted transfer or acquisition of capital stock that would create a direct or indirect ownership of capital stock in excess of this limit or otherwise result in our disqualification as a REIT will be null and void. Our Charter provides that capital stock subject to this limitation is subject to various rights that we have to enforce this limitation, including conversion of the shares into nonvoting stock and transfer to a trust. This summary of the ownership limitation is qualified in its entirety by reference to our Charter. We reserve the right to invalidate any purchases made under the plan that we determine, in our sole discretion, may violate the 9.9% ownership limit. Any grant of a request for waiver of the maximum monthly optional cash purchase will not be deemed to be a waiver of such ownership limits.

Exclusion from Plan for Short-Term Trading or Other Practices. You should not use the plan to engage in short-term trading activities that could change the normal trading volume of the common stock. If you do engage in short-term trading activities, we may prevent you from participating in the plan. We reserve the right to modify, suspend or terminate participation in the plan, by otherwise eligible holders of common stock, in order to eliminate practices which we determine, in our sole discretion, are not consistent with the purposes or operation of the plan or which may adversely affect the price of the common stock.

Restrictions at Our Discretion. In addition to the restrictions described above, we reserve the right to prevent you from participating in the plan for any other reason. We have the sole discretion to exclude you from or terminate your participation in the plan.

10.	How do I enroll in the plan?

Record Owners. Record owners may join the plan by completing and signing an authorization form (see Question 12) and returning it to the plan administrator, or by following the enrollment procedures specified on the plan administrator’s website at www.amstock.com. Authorization forms may be obtained at any time by written request, by contacting the plan administrator at the address and telephone number provided in Question 7, or via the Internet at the plan administrator’s website at www.amstock.com.

Beneficial Owners. A beneficial owner may request that the number of shares the beneficial owner wishes to be enrolled in the plan be registered by the broker, bank or other nominee in the beneficial owner’s own name as record owner in order to participate directly in the plan. Alternatively, beneficial owners who wish to join the plan may instruct their broker, bank or other nominee to arrange participation in the plan on the beneficial owner’s behalf. The broker, bank or other nominee should then make arrangements with its securities depository, and the securities depository will provide the plan administrator with the information necessary to allow the beneficial owner to participate in the plan.

To facilitate participation by beneficial owners, we have made arrangements with the plan administrator to reinvest dividends and accept optional cash payments under the stock purchase program by record holders such as brokers, banks and other nominees, on behalf of beneficial owners. If you are an interested beneficial owner, be sure that your broker, bank or other nominee passes along the proceeds of any applicable discount to your account.

Alternatively, a beneficial owner may simply request that the number of shares the beneficial owner wishes to be enrolled in the plan be reregistered by the broker, bank or other nominee in the beneficial owner’s own name as record owner in order to participate directly in the plan.

Non-Stockholders. A non-stockholder may join the plan as a record owner by making an initial investment in an amount of at least $100 and up to a maximum of $10,000 (unless we specifically waive the maximum limit). The non-stockholder should complete the portions of the authorization form for a non-stockholder wishing to become a participant and should designate the amount of the initial purchase of common stock. At the same time, the new participant may designate all or none of the purchased shares to be enrolled in the dividend reinvestment program. The authorization form should be returned to the plan administrator, with payment, on or before the applicable dates described in Question 11. The non-stockholder may also follow the enrollment procedures specified on the plan administrator’s website at www.amstock.com to join the plan. Online enrollment should be completed on or before the applicable dates described in Question 11.

Optional Cash Payments through Automatic Deductions. You may elect to have optional cash payments made through electronic fund transfers by completing an automatic cash investment application, which is available from the plan administrator at the address and telephone number provided in Question 7, or by logging on to www.amstock.com, and providing both your bank account number and your bank’s routing number. The automatic cash investment application must be accompanied by a voided bank check or deposit slip for the account from which you authorize the plan administrator to draw the funds. Once the application is received and processed (which normally takes approximately two (2) business days), funds will automatically be deducted from the designated account on the tenth (10th) business day prior to each investment date and will be invested on such investment date. In addition, you can also choose to invest monthly through automatic deductions. Automatic deductions are subject to the same monthly dollar maximum and minimum as other optional cash payments.

11.	When will my participation in the plan begin?

If you are a current stockholder and your authorization form (see Question 12) is received by the plan administrator by the record date established for a particular dividend, reinvestment will commence with that dividend. If your authorization form is received after the record date established for a particular dividend, reinvestment will begin on the dividend payment date following the next record date if you are, or your broker, bank or other nominee is, still a record owner. Additionally, if you have submitted your authorization form and thus are enrolled in the plan and you wish to make optional cash payments to purchase shares under the stock purchase program, the plan administrator must receive full payment by two (2) business days before the relevant investment date.

In the case of current non-stockholders making an initial investment, both the authorization form and full payment of their designated initial investment must be received by three (3) business days before the relevant investment date.

Once you enroll in the plan, you will remain enrolled in the plan until you withdraw from the plan, we terminate your participation in the plan or we terminate the plan.

12.	What does the authorization form provide?

The authorization form appoints the plan administrator as your agent and directs us to pay to the plan administrator, on the applicable record date, the cash dividends on your common stock that are enrolled in the dividend reinvestment program, including all whole and fractional shares of common stock that are subsequently credited to your plan account, as they are added with each reinvestment or optional cash purchase designated for reinvestment. These cash dividends with respect to shares enrolled in the dividend reinvestment program will be automatically reinvested by the plan administrator in common stock. Any remaining cash dividends with respect to shares not enrolled in the dividend reinvestment program will be paid directly to you.

Additionally, the authorization form directs the plan administrator to purchase common stock with your optional cash payments, if any, and whether to enroll all or none of such purchased shares in the dividend reinvestment program.

The authorization form provides for the purchase of initial or additional common stock through the following investment options:

•
“Full Dividend Reinvestment” — This option directs the administrator to reinvest cash dividends on all of the shares of common stock owned by you then or in the future into additional shares of common stock. This option also permits you to make optional cash payments from $100 to $10,000 per month to buy additional shares of common stock.

•
“Partial Dividend Reinvestment”— This option directs the administrator to reinvest cash dividends paid on a specified number of shares of common stock owned by you into additional shares of common stock. We will continue to pay you cash dividends in the normal way on shares that you own for which you do not elect dividend reinvestment, when and if such dividends are declared by our board of directors. This option also permits you to make optional cash payments from $100 to $10,000 per month to buy additional shares of common stock.

•
“Optional Cash Payments Only” — This option permits you to make optional cash investments from $100 to $10,000 per month to buy additional shares of common stock. We will continue to pay cash dividends, when and if declared by our board of directors, on the shares of common stock owned by you then or in the future, unless you designate the shares for reinvestment pursuant to the plan.

Unless you designate all or none of your new plan shares for enrollment in the dividend reinvestment program, you will be enrolled as having selected the full dividend reinvestment option. In addition, if you return a properly executed authorization form to the plan administrator without electing an investment option, you will be enrolled as having selected the full dividend reinvestment option.

You may select any one of the options desired, and the designated options will remain in effect until you specify otherwise by indicating a different option on a new authorization form, by withdrawing some or all shares from the plan in favor of receiving cash dividends or in order to sell your common stock, or until the plan is terminated.

13.	What does the plan administrator’s website provide?

Instead of submitting an authorization form (see Question 12), you can participate in the plan by accessing the plan administrator’s website at www.amstock.com. You may do the following online:

•	enroll or terminate your participation in the plan;

•	make initial and additional purchases of common stock;

•	sell shares of common stock;

•	request a stock certificate for non-fractional shares of common stock held in your plan account; and

•	view your account history and balances.

PURCHASES AND PRICES OF SHARES

14.	How does the stock purchase program work?

All current record owners and non-stockholders who have timely submitted signed authorization forms or online requests via www.amstock.com indicating their intention to participate in this program of the plan, and beneficial owners whose brokers, banks or other nominees have timely submitted authorization forms or online requests via www.amstock.com indicating their intention to participate in this program are eligible to make optional cash payments during any month, whether or not a dividend is declared. Each month the plan administrator will apply any optional cash payment received from a participant by the deadline described below to the purchase of additional common stock for the account of the participant on the following investment date and will enroll all such shares in the dividend reinvestment program unless the participant requests that such shares not be subject to the dividend reinvestment program.

Deadline for Submitting Optional Cash Payments. Optional cash payments will be invested every month on the related investment date, which will generally be the 15th of each month or, if such date is not a business day, the first business day thereafter (See Question 18). The deadline for submitting optional cash payments is two (2) business days prior to the relevant investment date.

Each month the plan administrator will apply an optional cash payment for which funds are timely received to the purchase of common stock for your account on the next investment date. In order for funds to be invested on the next investment date, the plan administrator must have received a check or money order by the deadline for submitting optional cash payments. Checks and money orders are accepted subject to timely collection as funds and verification of compliance with the terms of the plan. Checks or money orders should be made payable to “American Stock Transfer & Trust Company — Capital Lease Funding, Inc. DRSPP.” Checks returned for any reason will not be resubmitted for collection. The administrator reserves the right to sell any shares that have been purchased for your account to recover the amount of a returned check. In addition, the administrator may have to sell additional shares from your account if the sale of the shares purchased in your account is not sufficient to cover the returned check. Additionally, shares will be sold from a participant’s account to offset a $25 returned check fee.

No Interest on Optional Cash Payments. No interest will be paid by us or the plan administrator on optional cash payments pending investment. Since no interest is paid on cash held by the plan administrator, it normally will be in your best interest to defer optional cash payments until shortly before the deadline described above. Generally, optional cash payments received after the deadline will be held by the plan administrator and invested on the next investment date.

Refunds of Uninvested Optional Cash Payments. Upon written request to the plan administrator received at least five (5) business days prior to the deadline for submitting optional cash payments for the investment date with respect to which optional cash payments have been delivered to the plan administrator, your optional cash payments will be returned to you as soon as practicable. Requests received less than five (5) business days prior to such date will not be returned but instead will be held by the plan administrator and invested on the next investment date.

Additionally, optional cash payments will be returned by check, without interest, as soon as practicable after the applicable period in which the price of the common stock is determined if the minimum Market Price, if any, applicable to optional cash payments made pursuant to requests for waiver of the maximum limit on optional cash payments shall not have been met. (See Question 20.)

Also, each optional cash payment, to the extent that it does not conform to the limitations described in Question 19 will be subject to return to you, without interest, as soon as practicable.

15.	What will be the price of shares purchased under the plan?

Purchase Price and Discounts. The purchase price of common stock under the plan depends on whether we issue new shares to you or the plan obtains your shares by purchasing them in the open market, and whether any discount is being offered by us at the time of the applicable common stock purchase.

With respect to reinvested dividends and optional cash payments of $10,000 or less, we are currently offering a 2% discount off of the Market Price (as determined below), but that discount may not exceed 5% of the average of the high and low sales prices on the applicable investment date. As such, the purchase price for common stock that the plan administrator purchases directly from us at this time generally will be 98% of the Market Price of the common stock. The discount from the Market Price for common stock that the plan administrator purchases directly from us may be changed or eliminated by us from time to time, provided that in no event will the discount exceed 5% of the average of the high and low sales prices on the applicable investment date. If you are a participant in the plan, you will be provided with at least thirty (30) days’ prior written notice of any change in this discount.

With respect to reinvested dividends and optional cash payments of $10,000 or less, the purchase price for common stock that the plan administrator purchases from parties other than us, either in the open market or in privately negotiated transactions, will be 100% of the “average price per share” actually paid by the plan administrator, excluding any brokerage commissions. We are not required to provide any written notice to you as to the source of the common stock to be purchased under the plan.

With respect to optional cash payments greater than $10,000, the purchase price for common stock that the plan administrator purchases directly from us will be the Market Price of the common stock less any discount that we may elect to offer, provided that in no event will the discount exceed 5% of the average of the high and low sales prices on the applicable investment date. The Market Price for optional cash payments in excess of $10,000 is determined in the same manner as for optional cash payments of less than $10,000, except that we may set a minimum price that the Market Price must equal or exceed. We will refund the investment if the Market Price does not equal or exceed the minimum price. We will set the minimum price and any applicable discount, if any, at least four (4) business days before the first day of the applicable five-day pricing period. Written notice of the minimum price and the applicable discount, if any, at any time will not be provided to you. You must call us to obtain the minimum price and applicable discount, if any. (See Question 20.)

With respect to optional cash payments greater than $10,000, the purchase price for common stock that the plan administrator purchases from parties other than us, either in the open market or in privately negotiated transactions, will be 100% of the average price per share actually paid by the plan administrator, excluding any brokerage commissions.

Optional cash investments of less than $100 and that portion of any optional cash investment in excess of the maximum monthly purchase limit of $10,000, unless we have waived such maximum limit, will be returned to you without interest.

Each of the discounts, if any, is subject to change from time to time (but will not exceed 5% of the average of the high and low sales prices of our common stock on the applicable investment date) and is also subject to discontinuance at our discretion at any time based on a number of factors, including current market conditions, the level of participation in the plan and our current and projected capital needs. Except with respect to the discount applicable to optional cash payments in excess of the $10,000 limit, we will provide participants with at least thirty (30) days’ prior written notice of a change in the applicable discount.

Determination of “Market Price” and “Average Price Per Share.” For purposes of the calculation of the purchase price for shares purchased directly from us, “Market Price” is equal to the average of the daily high and low sales prices, computed to three decimal places, of the common stock on the New York Stock Exchange or other securities exchange where the common stock is traded, as reported in The Wall Street Journal, during the five (5) days on which the New York Stock Exchange or such other securities exchange is open and for which trades in our common stock are reported immediately preceding the relevant investment date, or, if no trading occurs in our common stock on one or more of such days, for the five (5) days immediately preceding the investment date for which trades are reported.

For purposes of the calculation of the purchase price for shares purchased from parties other than us, either on the open market or in privately negotiated transactions, “average price per share” is equal to the weighted average of the actual prices paid, computed to three decimal places, for all of the common stock purchased with all participants’ reinvested dividends and optional cash payments for the related month.

Plan Administrator’s Control of Purchase Terms. When open market purchases are made by the plan administrator, these purchases may be made on any securities exchange where our common stock is traded, in the over-the-counter market or by negotiated transactions, and may be subject to the terms with respect to price, delivery and other matters to which the plan administrator agrees. We do not, and you will not, have any authorization or power to direct the time or price at which shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the plan administrator. However, when open market purchases are made by the plan administrator, the plan administrator shall use its best efforts to purchase the shares at the lowest possible price.

16.	How will the number of shares purchased for my account be determined?

Your account will be credited with the number of shares, including fractions computed to three decimal places, equal to the total amount to be invested on your behalf, divided by the applicable discounted price per share, calculated pursuant to the methods described above, as applicable.

The total amount to be invested will depend on the amount of any dividends paid on the number of shares you own and have designated for reinvestment, and the amount of any optional cash payments you have made and available for investment on the related investment date. Subject to the availability of common stock registered for issuance under the plan, there is no total maximum number of shares available for issuance pursuant to the reinvestment of dividends.

The amount of reinvested dividends to be invested will be reduced by any amount we are required to deduct for federal tax withholding purposes. (See Question 29.)

17.	What is the source of common stock purchased under the plan?

The plan administrator will purchase common stock either directly from us or from parties other than us, either on the open market or through privately negotiated transactions, or by a combination of the foregoing. We will determine the source of the common stock to be purchased under the plan after a review of current market conditions and our current and projected capital needs. We and the plan administrator are not required to provide any written notice to you as to the source of the common stock to be purchased under the plan.

18.	What are investment dates and when will dividends or other money be invested?

Shares purchased under the plan will be purchased on the “investment date” in each month. The investment date with respect to the common stock acquired pursuant to dividend reinvestments will be (i) if acquired directly from us, the quarterly dividend payment date declared by our Board of Directors or (ii) in the case of open market purchases, as soon as practicable following the date or dates of actual investment. The investment date for shares acquired pursuant to optional cash payments will be (i) if acquired directly from us, generally the fifteenth (15th) of each month or, if such date is not a business day, the first business day thereafter or (ii) in the case of open market purchases, as soon as practicable following the date or dates of actual investment.

For the reinvestment of dividends, the record date is the record date declared by our Board of Directors for that dividend. Likewise, the dividend payment date declared by the Board of Directors constitutes the investment date. In the past, record dates for dividends generally have preceded the dividend payment dates by approximately fifteen (15) days. We historically have paid dividends on or about the fifteenth (15th) day of each January, April, July and October. We cannot assure you that we will pay dividends according to this schedule in the future, and nothing contained in the plan obligates us to do so. Neither we nor the plan administrator will be liable when conditions, including compliance with the rules and regulations of the Securities and Exchange Commission, prevent the plan administrator from buying common stock or interfere with the timing of purchases. We pay dividends as and when declared by our Board of Directors. We cannot assure you that we will declare or pay a dividend in the future, and nothing contained in the plan obligates us to do so. The plan does not represent a guarantee of future dividends.

Shares will be allocated and credited to your plan accounts on the appropriate investment date.

No interest will be paid on cash dividends pending investment or reinvestment under the terms of the plan.

19.	What limitations apply to optional cash payments?

For any investment date that you choose to make an optional cash payment, you must invest at least $100 but not more than $10,000. For purposes of these limitations, all plan accounts under common control, management or representation by a broker, bank or other nominee will be aggregated. Optional cash payments of less than $100 and that portion of any optional cash payment which exceeds the maximum monthly purchase limit of $10,000, unless we have waived such maximum limit, will be returned to you without interest after the applicable period in which the price of the common stock is determined.

20.	How do I make optional cash payments over the $10,000 maximum monthly amount?

Request for Waiver. Optional cash payments in excess of $10,000 per month may be made only pursuant to a request for waiver approved by us. If you wish to submit an optional cash payment in excess of $10,000 for any investment date, you must obtain our prior written approval, and a copy of such written approval must accompany any such optional cash payment.

At least four (4) business days prior to the first day of the applicable five-day pricing period, we will determine whether to establish a minimum price (as described below) and/or a discount applicable to optional cash payments in excess of the $10,000 maximum. We will make this determination in our discretion after a review of such considerations as transaction costs, current market conditions, the level of participation in the plan, and current and projected capital needs. You may ascertain whether a minimum price has been set or waived, and obtain the applicable discount, for the given month by telephoning our Investor Relations Department at (212) 217-6393.

A request for waiver must then be received by us by facsimile at (212) 217-6301 for that month at least three (3) business days before the first day of the applicable five-day pricing period (i.e., eight (8) business days before the relevant investment date). If we grant the waiver, you must submit our written waiver along with payment no later than the close of business on the last business day immediately preceding the first day of the pricing period. Please refer to Question 14 for further procedural details with respect to submitting timely payments.

Minimum Price. We may establish, for any period in which the price of the common stock is determined, a minimum price applicable to optional cash payments made pursuant to requests for waiver of the $10,000 limit on optional cash payments. We will state any minimum price as a dollar amount that the Market Price as described in Question 15 must equal or exceed. If the minimum price is not satisfied, optional cash payments made pursuant to a request for waiver of the $10,000 limit on optional cash payments will be returned to you by check, without interest, as soon as practicable after the applicable period in which the price of the common stock is determined.

The establishment of a minimum price and the possible return of the investment applies only to optional cash payments made pursuant to a request for waiver of the $10,000 limit on optional cash payments. Setting a minimum price for a period will not affect the setting of a minimum price for any subsequent period. We and the plan administrator are not required to provide any written notice to you as to the minimum price for any period, although we will respond to your request for that information as described above.

Waiver Discount. Each month we may establish a discount from the Market Price applicable only to optional cash payments made pursuant to a request for waiver of the $10,000 limit on optional cash payments. This discount may be between 0% and 5% of the purchase price and may vary each month, but in no event will the discount exceed 5% of the average of the high and low sales prices of our common stock on the applicable investment date. Once established for a particular month, this discount will apply uniformly to all optional cash payments made pursuant to an approved request for waiver of the $10,000 limit on optional cash payments for that month. Setting such a discount for a particular month will not affect the setting of a discount for any subsequent month. This discount will apply to the entire optional cash payment and not just to the portion that exceeds $10,000.

The establishment of such a discount applies only to optional cash payments made pursuant to a request for waiver of the $10,000 limit on optional cash payments. All other optional cash payments will currently be made at the Market Price subject to any discount offered as described in Question 15 and shall not be subject to any discount established pursuant to the preceding paragraph.

Our Rights Regarding Approval of Waiver Requests. We have sole discretion whether to grant any approval for optional cash payments in excess of the allowable maximum amount. In deciding whether to approve your request for a waiver, we will consider a variety of relevant factors including, but not limited to:

•	transaction costs;

•	whether, at the time of the request, the plan administrator is acquiring newly issued shares directly from us or acquiring shares in the open market;

•	our need for additional funds;

•	the attractiveness of obtaining these additional funds through the sale of common stock as compared to other sources of funds;

•	the purchase price likely to apply;

•	the extent and nature of your prior participation in the plan;

•	the number of shares of common stock you hold of record or beneficially; and

•	the aggregate amount of optional cash payments in excess of $10,000 for which requests for waiver have been submitted.

If requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor these requests in order of receipt, pro rata or by any other method that we determine to be appropriate. There is no pre-established maximum limit applicable to optional cash payments that may be made pursuant to approved requests for waiver, except the availability of common stock registered for issuance pursuant to the plan.

21.	Will I incur expenses in connection with my participation under the plan?

You will not pay brokerage commissions or service fees to purchase common stock through the plan. We will pay all other costs of administration of the plan. However, if you request that the plan administrator sell all or any portion of your shares, you will incur fees as described under Question 26 below. Additionally, if you elect to send certificates for any other of our common stock that you own to the plan administrator for safekeeping, you will incur a one-time fee of $7.50 for this service.

REPORTS TO PARTICIPANTS

22.	How will I keep track of my investments?

You will receive a statement of your account following each purchase of additional shares, whether by reinvestment of dividends or by optional cash payments. This detailed statement will provide you with the following information with respect to your plan account:

•	total number of shares of common stock purchased, including fractional shares;

•	price paid per share of common stock;

•	date of stock purchases; and

•	total number of shares of common stock in your plan account.

You should retain these statements to determine the tax cost basis of the shares purchased for your account under the plan. In addition, you will receive copies of other communications sent to our stockholders, including our annual report to stockholders, the notice of annual meeting and proxy statement in connection with our annual meeting of stockholders and Internal Revenue Service information for reporting dividends paid.

You can also view your account history and balance online by accessing the plan administrator’s website at www.amstock.com.

DIVIDENDS ON FRACTIONS OF SHARES

23.	Will I be credited with dividends on fractions of shares?

Yes. Any fractional share held in your plan account (see Question 16) that has been designated for participation in the dividend reinvestment program of the plan will receive a proportionate amount of any dividend declared on our common stock.

CERTIFICATES FOR SHARES

24.	Will I receive certificates for shares purchased?

Safekeeping of Certificates. Normally, common stock purchased for you under the plan will be held in the name of the plan administrator or its nominee. The plan administrator will credit the shares to your plan account in “book-entry” form. This service protects against loss, theft or destruction of certificates evidencing common stock.

You may also elect to deposit with the plan administrator certificates for other shares of common stock that you own and that are registered in your name for safekeeping under the plan for a one-time fee of $7.50. The plan administrator will credit the common stock represented by the certificates to your account in “book-entry” form and will combine the shares with any whole and fractional shares then held in your plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service is convenient if and when you sell common stock through the plan. Because you bear the risk of loss in sending certificates to the plan administrator, you should send certificates by registered mail, return receipt requested, and properly insured to the address specified in Question 7 above.

Issuance of Certificates. No certificates will be issued to you for shares in the plan unless you submit a written request to the plan administrator or until your participation in the plan is terminated. At any time, you may request the plan administrator to send a certificate for some or all of the whole shares credited to your account. This request should be mailed to the plan administrator at the address set forth in the answer to Question 7 or made via the Internet at www.amstock.com. There is no fee for this service. Any remaining whole shares and any fraction of a share will remain credited to your plan account. Certificates for fractional shares will not be issued under any circumstances.

25.	In whose name will certificates be registered when issued?

Your plan account will be maintained in the name in which your certificates were registered at the time of your enrollment in the plan. Stock certificates for those shares purchased under the plan will be similarly registered when issued upon your request. If your shares are held through a broker, bank or other nominee, such request must be placed through your broker, bank or other nominee.

SALE OF SHARES

26.	How do I sell shares held in my plan account?

You may contact the plan administrator to sell all or any part of the shares held in your plan account. After receipt of your request, the plan administrator will sell the shares through a designated broker or dealer. The plan administrator will mail to you a check for the proceeds of the sale, less applicable brokerage commissions, service charges and any taxes. The plan administrator will sell shares as often as daily but at least within five (5) business days of receipt of the sale request, at then current market prices through one or more brokerage firms. If you sell or transfer only a portion of the shares in your plan account, you will remain a participant in the plan and may continue to make optional cash investments and reinvest dividends. If you have elected to have your dividends reinvested, the plan administrator will continue to reinvest the dividends on the shares credited to your account unless you notify the plan administrator that you wish to withdraw from the plan.

The plan requires you to pay all costs associated with the sale of your shares under the plan. You will receive the proceeds of the sale, less a $15 service fee per transaction and a $0.10 per share brokerage commission paid to the plan administrator and any other applicable fees.

If the plan administrator sells all shares held in your plan account, the plan administrator will automatically terminate your account. In this case, you will have to complete and file a new authorization form to rejoin the plan.

WITHDRAWALS AND TERMINATION

27.	When may I withdraw from the plan?

You may withdraw from the plan with respect to all or a portion of the shares held in your plan account at any time. If the request to withdraw is received prior to a dividend record date set by our Board of Directors for determining stockholders of record entitled to receive a dividend, the request will be processed on the first business day following receipt of the request by the plan administrator.

If the request to withdraw from the plan is received by the plan administrator at least three (3) business days prior to the dividend payable date, then that dividend will be paid out in cash to the participant. However, if the request to withdraw from the plan is received less than three (3) business days prior to the dividend payable date, then that dividend will be reinvested. However, all subsequent dividends will be paid out in cash on all balances.

Any optional cash payments which have been sent to the plan administrator prior to a request for withdrawal will also be invested on the next investment date unless you expressly request return of that payment in the request for withdrawal, and the request for withdrawal is received by the plan administrator at least five (5) business days prior to the deadline for submitting such optional cash payments.

28.	How do I withdraw from the plan?

If you wish to withdraw from the plan with respect to all or a portion of the shares in your plan account, you must notify the plan administrator in writing at its mailing address or via its Internet address specified in the answer to Question 7. Upon your withdrawal from the plan or our termination of the plan, certificates for the appropriate number of whole shares credited to your account under the plan will be issued free of charge. A cash payment will be made for any fraction of a share.

Upon withdrawal from the plan, you may also request in writing that the plan administrator sell all or part of the shares credited to your plan account. (See Question 26.)

OTHER INFORMATION

29.	What are some of the tax consequences of my participation in the plan?

The federal tax treatment of dividend reinvestment and stock purchase programs is not entirely clear. You are encouraged to consult your personal tax advisor with specific reference to your own tax situation and potential changes in the applicable law as to all federal, state, local, foreign and other tax matters in connection with the reinvestment of dividends and purchase of shares under the plan, your tax basis and holding period for shares acquired under the plan and the character, amount and tax treatment of any gain or loss realized on the disposition of shares. The following is a brief summary of the material federal income tax considerations applicable to the plan, is for general information only, and does not constitute tax advice.

Tax Consequences of Dividend Reinvestment Program. Although the treatment of dividend reinvestment programs is not entirely clear, if you participate in the dividend reinvestment program under the plan, it is expected that you will be treated for federal income tax purposes as having received, on the investment date, a distribution in an amount equal to the sum of (a) the fair market value of the shares on the date the shares were acquired with reinvested dividends, (b) your pro rata share of any brokerage commissions paid by us in connection with the purchase of common stock by the plan administrator from parties other than us, either on the open market or in privately negotiated transactions and (c) any cash distributions actually received by you with respect to common stock not included in the plan. The tax basis of shares purchased under the plan will be equal to the fair market value of the shares on the date the shares were acquired plus your pro rata share of any brokerage fees paid by us. The fair market value on that specific date may vary from the Market Price determined under the plan for such shares.

Tax Consequences of the Stock Purchase Program. Although the treatment of stock purchase programs is not entirely clear, if you participate in the stock purchase program under the plan, it is expected that you will be treated for federal income tax purposes as having received, on the investment date, a distribution equal to the excess, if any, of the fair market value of the common stock on this date over the amount of your optional cash payment. In addition, you will be treated as having received a distribution equal to your pro rata share of any brokerage commissions paid by us in connection with the purchase of common stock by the plan administrator from parties other than us. Shares acquired through the stock purchase program under the plan should have a tax basis equal to the amount of the payment plus the total amount of distributions you are treated as receiving as described above. The fair market value on an investment date may differ from the Market Price determined under the plan for such shares.

Distributions that you receive as a result of dividend reinvestment and/or optional stock purchase will be taxable as dividends to the extent of our current or accumulated earnings and profits. To the extent the distributions are in excess of our current or accumulated earnings and profits, the distributions will be treated first as a tax-free return of capital, reducing the tax basis in your shares, and the distributions in excess of your tax basis, if any, will be taxable as gain realized from the sale of your shares. In addition, if we designate part or all of our distributions as capital gain distributions, those designated amounts will be treated by you as long-term capital gains.

Your holding period for shares acquired pursuant to either program under the plan will begin on the day following the investment date. Dividends received by corporate stockholders will not be eligible for the dividends received deduction.

You will not realize any taxable income upon receipt of certificates for whole shares credited to your account, either upon your request for certain of those shares or upon termination of participation in the plan. You will realize gain or loss upon the sale or exchange of shares acquired under the plan. You will also realize gain or loss upon receipt, following termination of participation in the plan, of a cash payment for any fractional share equivalent credited to your account. The amount of any such gain or loss will be the difference between the amount that you received for the shares or fractional share equivalent and the tax basis thereof.

Income Tax Withholding and Administrative Expense. We or the plan administrator may be required to deduct as “backup withholding” twenty-eight percent (28%) of all dividends paid to you, regardless of whether such dividends are reinvested pursuant to the plan. Similarly, the plan administrator may be required to deduct backup withholding from all proceeds from sales of common stock held in your account. You are subject to backup withholding if: (a) you have failed properly to furnish us and the plan administrator with your correct tax identification number (“TIN”); (b) the Internal Revenue Service or a broker notifies us or the plan administrator that the TIN furnished by you is incorrect; (c) the Internal Revenue Service or a broker notifies us or the plan administrator that backup withholding should be commenced because you failed to properly report dividends paid to you; or (d) when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding. Backup withholding amounts will be withheld from dividends before such dividends are reinvested under the plan. Therefore, if you are subject to backup withholding, dividends to be reinvested under the plan will be reduced by the backup withholding amount. If you are a foreign stockholder you need to provide the required federal income certifications to establish your status as a foreign stockholder so that the foregoing backup withholding does not apply to you. You also need to provide the required certifications if you wish to claim the benefit of exemptions from federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. If you are a foreign stockholder whose dividends are subject to federal income tax withholding, the appropriate amount will be withheld and the balance in shares of common stock will be credited to your account.

Foreign stockholders who elect to make optional cash payments only will continue to receive regular cash dividends on shares registered in their names in the same manner as if they were not participating in this plan. Funds for optional cash payments must be in United States dollars and will be invested in the same way as payments from other participants.

All costs of administering the plan, except for costs related to your voluntary selling of common stock, will be paid by us. Consistent with the conclusion reached by the Internal Revenue Service in a private letter ruling issued to another REIT, we intend to take the position that these costs do not constitute a distribution which is either taxable to you or which would reduce your basis in your shares. However, since the private letter ruling was not issued to us, we have no legal right to rely on its conclusions. Thus, it is possible that the Internal Revenue Service might view your share of the costs as constituting a taxable distribution to you and/or a distribution which reduces the basis in your common stock. For this or other reasons, we may in the future take a different position with respect to the costs of administering the plan.

30.	May shares in my account be pledged?

You may not pledge any of the common stock in your plan account. Any attempted pledge of these shares will be void. If you wish to pledge shares, you must first withdraw them from the plan.

31.	If we issue rights to purchase securities to the holders of common stock, how will the rights on plan shares be handled?

In the event that we make available to the holders of our common stock rights to purchase additional shares of common stock or any other securities, the plan administrator will sell these rights (if the rights are saleable and detachable from the common stock) accruing to common stock held by the plan administrator for you and invest the proceeds in additional shares of common stock on the next dividend payment date for the common stock. In the event these rights are not saleable or detachable, the plan will hold the rights for your benefit. If you wish to receive directly any of these rights, you may do so by sending to the plan administrator, at least five (5) business days before the rights offering record date, a written request that certificates for shares in your account be sent to you.

Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or similar corporate action.

32.	What happens if we declare a dividend payable in shares or declare a share split?

Any dividend payable in shares and any additional shares distributed by us in connection with a share split in respect of shares credited to your plan account will be added to that account. Share dividends or split shares which are attributable to shares registered in your own name and not in your plan account will be mailed directly to you as in the case of stockholders not participating in the plan.

Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or similar corporate action.

33.	How will shares held by the plan administrator be voted at meetings of stockholders?

If you are a record owner, you will receive a proxy card covering both directly held shares and shares held in the plan. If you hold your shares through a broker, bank or other nominee, you should receive a proxy covering shares held in the plan from your broker, bank or other nominee.

If a proxy is returned properly signed and marked for voting, all of the shares covered by the proxy will be voted as marked. If a proxy is returned properly signed but no voting instructions are given, all of your shares will be voted in accordance with recommendations of our Board of Directors, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed, shares registered in your name may be voted only by you and only in person.

34.	What are our responsibilities and those of the plan administrator under the plan?

Neither we, any of our agents nor the plan administrator, will be liable in administering the plan for any act done in good faith or required by applicable law or for any good faith omission to act, including, without limitation, any claim of liability (i) arising out of failure to terminate your account upon your death or judgment of incompetence prior to the plan administrator’s receipt of notice in writing of such death or judgment of incompetence, (ii) with respect to the price at which shares are purchased or sold and/or the times when such purchases or sales are made, or (iii) relating to any fluctuation in the market value of the common stock.

Neither we, any of our agents nor the plan administrator, will have any duties, responsibilities or liabilities other than those expressly set forth in the plan or as imposed by applicable laws, including federal securities laws. Since the plan administrator has assumed all responsibility for administering the plan, we specifically disclaim any responsibility for any of the plan administrator’s actions or inactions in connection with the administration of the plan. None of our directors, officers, employees or stockholders will have any personal liability under the plan.

We, any of our agents and the plan administrator will be entitled to rely on completed forms and the proof of due authority to participate in the plan, without further responsibility of investigation or inquiry.

35.	What will be my responsibilities under the plan?

Your plan shares may revert to the state in which you live in the event that the shares are deemed, under your state’s laws, to have been abandoned by you. For this reason, you should notify the plan administrator promptly in writing of any change of address. The plan administrator will address account statements and other communications to you at the last address of record you provide to the plan administrator.

You will have no right to draw checks or drafts against your plan account or to instruct the plan administrator with respect to any common stock or cash held by the plan administrator except as expressly provided herein.

36.	May the plan be changed or discontinued?

Yes. We may suspend, terminate, or amend the plan at any time. Notice will be sent to you of any suspension or termination, or of any amendment that alters the plan terms and conditions, as soon as practicable after we take such an action. We may also substitute another agent in place of the current plan administrator at any time; you will be promptly informed of any such substitution. We will determine any questions of interpretation arising under the plan and any such determination will be final.

37.	Are there any risks associated with the plan?

Your investment in shares held in your plan account is no different from your investment in shares held directly. Neither we nor the plan administrator can assure you a profit or protect you against a loss on the shares that you purchase. You bear the risk of any loss and enjoy the benefits of any gain from market price changes with respect to such shares. You should read carefully the risk factors described in our Securities and Exchange Commission filings before investing in our common stock.

38.	How will you interpret and regulate the plan?

We will interpret, regulate and take any other action in connection with the plan that we deem reasonably necessary to carry out the plan. We may adopt rules and regulations to facilitate the administration of the plan. As a participant in the plan, you will be bound by any actions taken by us or the plan administrator.

39.	What law governs the plan?

The terms and conditions of the plan and its operation will be governed by the laws of the State of Maryland.

PLAN OF DISTRIBUTION

Except to the extent the plan administrator purchases common stock in the open market or in privately negotiated transactions with third parties, the common stock acquired under the plan will be sold directly by us through the plan. We may sell our common stock to owners of shares (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. These shares, including shares acquired through waivers granted with respect to the stock purchase program of the plan, may be resold in market transactions (including coverage of short positions) on any national security exchange or automated quotation system on which our common stock is traded or quoted, or in privately negotiated transactions. Our common stock is currently listed on the New York Stock Exchange. It is expected that a portion of the common stock available for issuance under the plan will be issued pursuant to waivers granted with respect to the stock purchase program of the plan. The difference between the price owners who may be deemed to be underwriters pay us for shares of our common stock acquired under the plan, after deduction of the applicable discount from the Market Price, and the price at which such shares are resold, may be deemed to constitute underwriting commissions received by these owners in connection with such transactions.

Subject to the availability of common stock registered for issuance under the plan, there is no maximum number of shares that can be issued pursuant to the reinvestment of dividends. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the Market Price acquired through the reinvestment of dividends and optional cash payments under the plan.

Except with respect to sales of common stock held in your plan account, we will pay any and all brokerage commissions and related expenses incurred in connection with purchases of common stock under the plan. Upon your withdrawal from the plan by the sale of common stock held under the plan, you will receive the proceeds of such sale less a $15 service fee per transaction and a $0.10 per share brokerage commission to the plan administrator and any other applicable fees.

Common stock may not be available under the plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any common stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

LEGAL MATTERS

The validity of the common stock offered by this prospectus and certain U.S. federal income tax matters have been passed upon for us by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting as of and for the year ended December 31, 2005 incorporated by reference in this prospectus and registration statement have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm, as stated in their report thereon, and are incorporated herein and in reliance upon such reports and upon the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Capital Lease Funding, Inc., appearing in Capital Lease Funding, Inc.’s Annual Report (Form 10-K), for the year ended December 31, 2004, and for the two years in the period ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available at the Internet website maintained by the SEC at http://www.sec.gov. These filings are also available to the public from commercial document retrieval services.

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below, the file number for each of which is 1-32039, that have been previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 16, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 (filed May 10, 2006), June 30, 2006 (filed August 4, 2006) and September 30, 2006 (filed November 6, 2006); and

•
our Current Reports on Form 8-K or Form 8-K/A, as the case may be, filed with the SEC on January 27, 2006, February 1, 2006, March 6, 2006, March 30, 2006, May 1, 2006, June 19, 2006 and November 16, 2006.

We also incorporate by reference into this prospectus supplement and accompanying prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until completion of this offering (other than any portion of these documents that is furnished or otherwise deemed not to be filed). These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings through Capital Lease Funding, Inc. as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available on our website at http://www.caplease.com and without charge by requesting them from us in writing or by telephone at:

Capital Lease Funding, Inc.
1065 Avenue of the Americas
New York, New York 10018
Attn: Investor Relations
(212) 217-6393

CAPITAL LEASE FUNDING, INC.

5,000,000 Shares

Common Stock

offered to stockholders
and other interested investors
solely in connection with the

DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN

PROSPECTUS

February 8, 2007